Total Pages: 6



07054944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]


SEC MAIL PROCESSING
RECEIVED
MAY 21 2007
WASH, D.C. 160 SECTION

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Summit Resources Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Western Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Paladin Resources Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

David Berrie
Executive Director - Corporate
Summit Resources Limited
15 Rheola Street, West Perth WA 6005, Australia
+61 8 9322 9100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 15, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. Bidder's Statement, with attachments (Previously furnished on Form CB on March 16, 2007).
2. Second Supplementary Bidder's Statement (Previously furnished on Form CB (Amendment No. 1) on March 23, 2007).
3. Letter to shareholders and Notice of Variation of Offer (Previously furnished on Form CB (Amendment No. 2) on April 16, 2007).
4. Letter to shareholders and Acceptance Form (Previously furnished on Form CB (Amendment No. 3) on April 23, 2007).
5. Letter to shareholders and notice of automatic extension of offer period (Previously furnished on Form CB (Amendment No. 4) on May 1, 2007).
6. Notice of extension of offer period.
7. Notice of extension of offer period.

Item 2. Informational Legends

See cover page of Notice of extension of offer period.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits

None.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Paladin Resources Ltd on March 16, 2007.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2007

PALADIN RESOURCES LTD



Name: Mr John Borshoff
Title: Managing Director

PALADIN RESOURCES LTD
OFFER TO PURCHASE ALL OUTSTANDING ORDINARY SHARES OF SUMMIT RESOURCES LIMITED

INFORMATION FOR U.S. SHAREHOLDERS OF SUMMIT RESOURCES LIMITED

APRIL 18, 2007

Your address shown in the register of members of Summit is in the United States. Paladin intends to rely on Rule 802 of the Securities Act of 1933 (US) to permit it to issue Paladin Shares in exchange for Summit Shares under its Offer to Summit shareholders with registered addresses in the United States. Accordingly, if you accept Paladin's Offer, you will not be treated as a Foreign Shareholder (as that term is defined in the Bidder's Statement) and Your Summit Shares will not be sold under the nominee process described in section 13.7 of the Bidder's Statement. You will receive Paladin Shares as consideration for Your Summit Shares.

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Notice of extension of offer period

Paladin Resources Ltd ABN 47 061 681 098

To: **Summit Resources Limited ABN 86 009 474 775**

Australian Securities and Investments Commission

Each person to whom offers were made under the takeover bid referred to in this notice

Paladin Resources Ltd (**Paladin**) gives notice under subsection 650D(1) of the *Corporations Act 2001* (Cth) that:

1. It varies its takeover offers, contained in its bidder's statement dated 27 February 2007 (**Bidder's Statement**), for all of the fully paid ordinary shares in Summit Resources Limited by extending the period during which the offers will remain open. The offers will now close at 5:00pm (Perth, Western Australia time) on 25 May 2007 (unless further extended).
2. The Bidder's Statement (as varied by notices dated 12 and 27 April and 1 and 8 May 2007) is varied by replacing '18 May 2007' with '25 May 2007' in:

   (a) section 13.2(a) of the Bidder's Statement; and

   (b) in each place where the closing date for the Offer is specified in the Bidder's Statement or the Acceptance Form.

Lodgement with ASIC

A copy of this notice was lodged with ASIC on 16 May 2007. ASIC takes no responsibility for the contents of this notice.

Date: 16 May 2007

Signed for and on behalf of Paladin Resources Ltd pursuant to a resolution passed by its directors by



John Borshoff
Director

Summit shareholders may lodge their acceptance by fax:

- (08) 9323 2033 from within Australia
- +61 8 9323 2033 from outside Australia.

If your Acceptance Form is returned by facsimile, it will be deemed to be received in time if the facsimile transmission is received before the end of the Offer Period, but you will not be entitled to receive the consideration to which you are entitled until your original Acceptance Form is received at one of the addresses shown on the Acceptance Form (section 13.3(e)(3) of the Bidder's Statement).

END